BB 3/4

SECURITIES AND EXCHANGE COMMISSION

10028309

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67968

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC PEARL ENTERPRISE DBA PACIFIC PEARL GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 S. LAKE AVE., SUITE 702
(No. and Street)

PASADENA (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHENG JIANG (626)584-0570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPECTOR & DAVIDIAN, LLP
(Name – *if individual, state last, first, middle name*)

70 S. LAKE AVE., SUITE 630, PASADENA, CA 91101
(Address) (City) (State) (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

OATH OR AFFIRMATION

I, Cheng Jiang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Pearl Enterprises DBA Pacific Pearl Group, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PETE KATSAFADOS
COMM. #1676634
Notary Public - California
Los Angeles County
My Comm. Expires Jun. 20, 2010
NRO1

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HAROLD Y. SPECTOR, CPA
Z. DAVID DAVIDIAN, CPA

SPECTOR & DAVIDIAN, LLP
Certified Public Accountants
(888) 584-5577
FAX (626) 584-6447
admin@swdcpa.com

70 SOUTH LAKE AVENUE
SUITE 630
PASADENA, CALIFORNIA 91101

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Pacific Pearl Enterprise dba Pacific Pearl Group
Pasadena, California

We have audited the accompanying statements of financial condition of Pacific Pearl Enterprise dba Pacific Pearl Group as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted this audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Pearl Enterprise dba Pacific Pearl Group as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spector & Davidian, LLP
Pasadena, California
February 24, 2010

PACIFIC PEARL ENTERPRISE
dba PACIFIC PEARL GROUP

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS		
Cash	$	95,476
Farm corp		27,882
Property and equipment, net		749,863
Prepaid and other assets		4,892
TOTAL ASSETS	$	878,113
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	-
Income taxes payable		-
Total Liabilities		-
Stockholder's Equity		
Common stock, $10 stated value; 1,000,000 shares authorized; 150,000 shares issued and outstanding		1,500,000
Additional paid-in capital		126,000
Accumulated deficit		(747,887)
Total Stockholder's Equity		878,113
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	878,113

PACIFIC PEARL ENTERPRISE
dba PACIFIC PEARL GROUP

STATEMENT OF OPERATIONS
For the year ended December 31, 2009

Revenues:		
Advisory fees	$	41,385
Interest and other income		3
Other income		43,817
Total Revenues		85,205
Operating Expenses:		
Employee compensation and benefits		247,099
Communications and data processing		1,823
Occupancy		59,222
Other S,G&A expenses		225,154
Total Operating Expenses		533,298
Net loss before income taxes		(448,093)
Provision for income taxes		-
Net loss	$	(448,093)
Net loss per share-Basic and Diluted		$(2.99)
Weighted average number of common shares outstanding		150,000

PACIFIC PEARL ENTERPRISE
dba PACIFIC PEARL GROUP

STATEMENT OF CHANGES IN STOCKHOLDER' EQUITY
For the year ended December 31, 2009

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance at December 31, 2008	150,000	$ 1,130,000	$ -	$ (299,794)	$ 830,206
Shareholder's contribution			496,000		496,000
Common stock value adjustment		370,000	(370,000)		-
Net loss for the year				(448,093)	(448,093)
Balance at December 31, 2009	150,000	$ 1,500,000	$ 126,000	$ (747,887)	$ 878,113

PACIFIC PEARL ENTERPRISE
dba PACIFIC PEARL GROUP

STATEMENT OF CASH FLOWS (CHANGES IN FINANCIAL CONDITION)
For the year ended December 31, 2009

CASH FLOW FROM OPERATING ACTIVITIES:	
Net loss	$ (448,093)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	38,699
(Increase) Decrease in operating assets:	
Prepaid and other assets	(1,829)
Increase (Decrease) in operating liabilities:	
Accounts payable and accrued expenses	(3,330)
Net cash used in operating activities	(414,553)
Net cash provided by investing activities	-
CASH FLOW FROM FINANCING ACTIVITIES:	
Shareholder's contribution	490,000
Net cash provided by financing activities	490,000
NET INCREASE IN CASH	75,447
CASH BALANCE AT BEGINNING OF YEAR	20,029
CASH BALANCE AT END OF YEAR	$ 95,476
Supplemental Disclosures of Cash Flow Information:	
Taxes Paid	$ 0
Interest paid	$ 0

PACIFIC PEARL ENTERPRISE
dba PACIFIC PEARL GROUP

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Pacific Pearl Enterprise dba Pacific Pearl Group ("PPG" or the "Company") was organized under the laws of the state of California on January 31, 2008. PPG is a FINRA Broker Dealer that caters into micro- and small-cap companies. With true international reach and distinction in the U.S. and China, PPG provides a full range of investment banking services, including mergers, and acquisitions advisory and capital-raising services, as well as private placements of equity and debt securities of commercial real estate.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker-dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Pacific Pearl Enterprise."

A summary of significant accounting policies follows.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Advisory fees are received per contract basis, and are recognized as earned on a pro rata basis over the term of the contract. Sales from avocado products are recognized where persuasive evidence of an arrangement exists, delivery has occurred, the seller's price is fixed or determinable, and collectibility is reasonably assured.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Property and equipment: Property and equipment are stated at cost. Maintenance and repair costs are expensed as incurred. Depreciation is calculated on the straight-line methods over the estimated useful lives of the assets, generally from 5 to 7 years. Leasehold improvements are amortized by straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

Income Taxes: The Company accounts for income taxes in accordance with Financial Accounting Standards Board Statement No. 109 "Accounting For Income Taxes" (SFAS No. 109). SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net income per share: Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are presented because the Company has issued no dilutive potential common shares.

Fair value of financial instruments: All financial instruments are carried at amounts that approximate estimated fair value.

NOTE 2 – PROPERTY AND EQUIPMENT, NET

At December 31,	2009
Property and equipment, net	
Automobile	$ 190,000
Computer and equipment	3,497
Farm equipment	17,481
Land	616,283
	827,261
Less: accumulated depreciation	(77,398)
Property and equipment, net	$ 749,863

NOTE 3 - INCOME TAXES

The Company has net operating loss carryforwards, approximately of $686,000 to reduce future federal and state taxable income as of December 31, 2009. To the extent not utilized, the carryforwards will begin to expire through 2029. The Company's ability to utilize its federal net operating loss carryforwards is uncertain and thus a valuation reserve has been provided against the Company's net deferred tax assets.

The deferred tax asset as of December 31, 2009 consists of the followings:

Deferred tax assets:	
Tax loss carryforwards	$ 294,484
Depreciable assets	25,730
Valuation allowance	(320,214)
Net deferred tax asset	$ (0)

The valuation allowance increased by $191,666 during the year ended December 31, 2009.

NOTE 3 - INCOME TAXES (CONTINUED)

A reconciliation of the difference between the expected income tax expense (benefit) computed at the U.S. statutory income tax rate and the Company's income tax expense is shown as follows:

Tax provision (benefit) at statutory rate	$ (152,352)
State tax expense, net of federal benefit	-
Non deductible expenses	20
Increase in valuation allowance	152,332
Provision for income taxes	$ -

NOTE 4 – COMMITMENTS

The Company leases its office facilities under an operating lease which expires May 2012. Total rent expense for the year ended December 31, 2009 was $51,095.

Minimum future ease payments under these leases are as follows for the years ended December 31:

2010	$ 56,300
2011	57,989
2012	24,459
Total	$ 138,748

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1 (a)(2)(vi)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2009, the Company had net capital of $95,476, which was $90,476 in excess of its required net capital of $5,000.

PACIFIC PEARL ENTERPRISE
dba PACIFIC PEARL GROUP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2009

Total stockholders' equity	$ 878,113
Deductions and/or charges:	
Nonallowable assets	(32,774)
Property and equipment	(749,863)
	(782,637)
Net capital	**$ 95,476**
Minimum net capital requirement	$ 5,000
Excess net capital	$ 90,476
Aggregate indebtedness	
Accounts payable and accrued expenses	$ -
Ratio of aggregate indebtedness to net capital	**0.00 to 1**
Reconciliation with Company's computation(included in Part IIA of Form X-17(a)-5(a) as of December 31, 2009)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$ 83,976
Void check payment	5,500
Audit adjustments to reclassify loan payable to equity	6,000
Net capital per above	**$ 95,476**

PACIFIC PEARL ENTERPRISE
dba PACIFIC PEARL GROUP

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

As of December 31, 2009

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

INFORMATION RELATING TO POSSESSING OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2009

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

HAROLD Y. SPECTOR, CPA
Z. DAVID DAVIDIAN, CPA

SPECTOR & DAVIDIAN, LLP
Certified Public Accountants
(888) 584-5577
FAX (626) 584-6447
admin@swdcpa.com

70 SOUTH LAKE AVENUE
SUITE 630
PASADENA, CALIFORNIA 91101

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To Board of Directors
Pacific Pearl Enterprise dba Pacific Pearl Group
Pasadena, California

In planning and performing our audit of the financial statements and supplemental schedules of Pacific Pearl Enterprise dba Pacific Pearl Group (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and of our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spector & Davidian, LLP
Pasadena, California
February 24, 2010